Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED

BYLAWS OF

PIKE CORPORATION

SECTION 6.10. Exclusive Forum.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders; (iii) any action asserting a claim arising pursuant to any provision of the NCBCA, the Articles or these Bylaws (as each may be amended from time to time); or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine (collectively, the “Actions”) shall be the state courts of North Carolina in and for Surry County, North Carolina and shall be subject to designation or assignment to the North Carolina Business Court (or, if no state court located within the State of North Carolina has jurisdiction, the United States District Court for the Middle District of North Carolina).

(b) If any Action is filed in a court other than pursuant to Section 6.10(a) above (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of North Carolina in connection with any action brought in any such court to enforce Section 6.10(a) above (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.